3Q24

Results

AMBI
LISTED
NYSE
AMERICAN

ambipar
response

São Paulo, January 29, 2025 – Ambipar Emergency Response S.A. (“Ambipar” or “Company”) Management Report for the Third Quarter of 2024 (3Q24)
This report presents the Financial Statements prepared in accordance with the standards established by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), also in compliance with the International Financial Reporting Standards (IFRS). As a company listed on the NYSE under the ticker AMBI, Ambipar Response reiterates its commitment to transparency and excellence in the disclosure of its financial and operating results, reflecting its solid and sustainable performance in its main markets.

2

3Q24 Key financial indicators

(R$ MM)	3Q23	2Q24	3Q24	9M23	9M24	Var. 3Q24 3Q23	Var. 3Q24 2Q24	Var. 9M24 9M23
Net Revenue	641.1	740.5	1,011.6	1,849.4	2,431.2	57.8%	36.6%	31.5%
Adjusted Net Revenue	641.1	740.5	846.0	1,849.4	2,265.5	32.0%	14.2%	22.5%
EBITDA	183.2	191.9	242.5	351.6	609.9	32.4%	26.4%	73.4%
EBITDA Margin	28.6%	25.9%	24.0%	19.0%	25.1%	(4.6 pp)	(1.9 pp)	6.1 pp
Adjusted EBITDA¹	183.2	191.9	202.8	473.5	570.2	10.7%	5.7%	20.4%
Adjusted EBITDA Margin	28.6%	25.9%	24.0%	25.6%	25.2%	(4.6 pp)	(1.9 pp)	(0.4 pp)
Operating Cash Flow	53.9	24.0	46.7	236.1	255.5	(13.3%)	94.7%	8.2%
Operational C. F. - CAPEX	(21.7)	(25.5)	(46.9)	49.5	50.5	115.7%	83.8%	2.1%
Financial Result	(42.4)	(41.0)	(107.9)	(123.0)	(210.8)	154.5%	163.2%	71.4%
Net Income	53.7	89.2	19.1	33.2	141.5	(64.4%)	(78.6%)	326.2%
Net Debt²	1,291.4	1,627.5	1,791.9	1,291.4	1,791.9	38.8%	10.1%	38.8%
Adjusted Leverage (x)²	1.76x	2.12x	2.21x	2.75x	2.21x	0.45x	0.09x	(0.55x)
CAPEX	75.6	49.5	93.6	186.7	205.0	23.8%	89.1%	9.8%
CAPEX % Adjusted NR	11.8%	6.7%	11.1%	10.1%	9.0%	(0.7 pp)	4.4 pp	(1.0 pp)
ROIC (%)	15.0%	11.2%	9,9%	13.9%	10.8%	(5.1 pp)	(1.4) pp	(3.1 pp)
1-Adjusted EBITDA by Asset Sales 2- Leverage (x): net debt / EBITDA for the period annualized, including related party assets and liabilities

3Q24 Highlights

◆Record net revenue of R$1,011.6 million, up 57.8% from 3Q23 and +36.6% from 2Q24;
◆Record adjusted net revenue of R$846.0 million, up 32.0% from 3Q23 and +14.2% from 2Q24;
◆Record EBITDA of R$242.5 million, up 32.4% from 3Q23 and 26.4% from 2Q24;
◆Record EBITDA of R$202.8 million, renewing the all-time high from 2Q24;
◆EBITDA margin in 3Q24 of 24.0%, with positive contribution from global operations;
◆CAPEX reached R$93.6 million, down 0.7 p.p. from 3Q23 as a percentage of net revenue and 1.0 p.p. of adjusted net revenue in 9M24 versus 9M23;
◆New breakdown of results including types of service, use of available hours, ﬂeet, labor, and results by region;
◆Good performances in Brazil, North America and Europe, with 93.6% of revenue coming from ﬁeld and routine services, and subscription contracts.

3

Message to Shareholders and Investors
We are pleased to present Ambipar Response results for the third quarter of 2024, marking a period of record achievements in revenues and EBITDA. This represents our second formal quarterly earnings report, aligning with our commitment to enhance communication with the investor’s community, alongside improvements within our organizational structure and the overall Ambipar Group.
During this quarter, we reported net revenue of R$1,011.6 million (USD182.6 million), reflecting a growth of 57.8% when compared to the third quarter of 2023, with notably excellent performance in North America and Europe and the contribution of Fleet Demobilization of R$165.6 million in Brazil, reflecting the asset light strategy and financial discipline.
EBITDA for this quarter amounted to R$242.5 million (USD43.8 million)1, achieving a margin of 24.0%, primarily attributed to the substantial contribution from our Brazilian operations. Our net income for the quarter reached R$19.1 million (USD3.5 million) ¹.
In operational highlights, we continued with the strategy of reallocating equipment and personnel to serve different customers in Canada. We emphasize our effective response to the bridge incident in the United States that has been ongoing since 2Q24. We continued to offer critical support services including emergency responses to hazardous materials, waste de-characterization, transportation, and final disposal.
Furthermore, Ambipar Response contributed to firefighting in Brazil’s countryside as well as in the Pantanal, biomes ongoing one of the severest droughts in history and consequently some of the largest wildfires ever recorded. In Europe, there was a major contribution to containing oil and fuel spills, originating from shipping activity globally.
To further strengthen our capabilities, we expanded our team by hiring key personnel and finalized our objectives and key results (OKRs) for both the corporate structure and all business units.
Additionally, we are advancing with the first phase of our ERP and field systems implementation in North America and completed the initial phase of building the Emergency Command Center in the United States. This progress will facilitate the integration and standardization of our operational services, consolidating our Level 1 (telephone service), Level 2 (crisis management), and Level 3 (field services), like the successful verticalized model built in Brazil.
We remain committed to focusing on organic growth, cross-selling opportunities, and the integration of operations to enhance synergies. Our formal initiative of Project Connect, implemented with the support of Visagio consulting group, placed continued emphasis on cost savings, systems implementation and the positive expansion of KPIs to strengthen our financial and operating performance, ultimately improving cash flow generation, and support deleveraging efforts.
I would like to express my gratitude to all stakeholders, particularly our employees, for their trust and support. We are committed to building a better Ambipar Response every day.
Sincerely,
Rafael Espirito Santo
1 FX USDBRL of 5.45

4

New Results Disclosure Format
Starting this quarter, Ambipar will adopt a new format for disclosing results, providing investors with a more detailed view of the Company's operations and performance.
As Response, we will now present regionalized financial data, in addition to more specific operational and revenue indicators. Revenue is now segmented according to the main components of our business mandala, divided as follows:
•Subscription: includes fixed-rate and recurring contracts, with an agreed price, defined duration and specified materials.
◦Examples: standby contracts for shipping companies, where our teams remain available for interventions; and contracts with the shipping industry that offer documentary support and assistance to vessels.
•Routine Field, Maintenance and Emergency Services: services performed on a recurring basis and generally approved by the customer, based on Service Provision Agreements (MSAs).
◦Examples: maintenance of industries during scheduled shutdowns, tank cleaning services, blasting and excavation, inspection of critical facilities, small-scale emergency services, such as containment of small leaks or fires.
•High Impact Emergencies: includes responses to high-impact events with bills exceeding US$1 million per occurrence.
◦Examples: fighting wildfires, offshore oil spills, floods, hurricanes, and large-scale industrial fires.

5

Net Revenue

(R$ MM)	3Q23	2Q24	3Q24	9M23	9M24	Var. 3Q24 3Q23	Var. 3Q24 2Q24	Var. 9M24 9M23
Net revenue	641.1	740.5	1,011.6	1,849.4	2,431.2	57.8%	36.6%	31.5%
Adjusted net income	641.1	740.5	846.0	1,849.4	2,265.5	32.0%	14.2%	22.5%
Brazil	242.5	359.1	503.2	650.8	1,156.7	107.5%	40.1%	77.7%
Brazil - adjusted	242.5	359.1	337.6	650.8	991.1	39.2%	(6.0%)	52.3%
North America	314.3	296.5	401.0	936.3	1,001.1	27.6%	35.2%	6.9%
Europe	34.3	38.0	62.1	116.1	140.2	81.2%	63.5%	20.7%
LatAm (Ex Brazil)	50.0	46.9	45.3	146.2	133.1	(9.4%)	(3.4%)	(9.0%)

+31,5%
2.431,2
1.849,4
1.156,7
650,8
+57,8%
+36,6%
1.011,6
936,3
1.001,1
740,5
641,1
503,2
359,1
242,5
401,0
314,3
296,5
116,1
140,2
34,3
38,0
62,1
146,2
133,1
50,0
46,9
45,3
3T23
2T24
3T24
9M23
9M24
Brasil
América do Norte
Europa
LatAm (Ex Brasil)

Net revenue reached a record of R$1,011.6 million in 3Q24, 57.8% higher than 3Q23, due to the good result in the northern hemisphere and the contribution of Fleet Demobilization (link) of R$165.6 million in Brazil. Adjusted net revenue, which excludes the effect of asset sales, grew 32.0% versus 3Q23 and 14.2% versus 2Q24, reaching R$846.0 million.
The Response segment continues to demonstrate its ability to generate revenue globally by providing preventative maintenance and cleaning services, as well as emergency services at an international scale. Excluding the effect of Fleet Demobilization that impacted revenue in Brazil, the share of revenue from overseas would have grown to 58.6% of the total mix. We continue to see opportunities to replicate the Response business model and to deepen operations in the international geographies where we operate, notably North America.

6

Brazil

Brazil		3Q23	2Q24	3Q24	Var. 3Q24 3Q23	Var. 3Q24 2Q24
Subscription	R$ mm	28.7	71.8	63.9	122.6%	(11.0%)
Field Services	R$ mm	225.4	323.0	309.8	37.4%	(4.1%)
High Impact Emergencies	R$ mm	16.7	9.5	5.9	(64.7%)	(37.9%)
Adjusted Gross Revenue¹	R$ mm	270.9	404.3	379.7	40.0%	(6.1%)
Hours and Labor
Workforce	# people	N.A.	5,105.0	5,121.0	N.A.	0.3%
Available Hours	thousand hours	N.A.	3,369.0	3,380.0	N.A.	0.3%
Hours Worked	thousand hours	N.A.	2,362.0	2,514.0	N.A.	6.4%
Field Service Hours	thousand hours	N.A.	2,360.0	2,513.8	N.A.	6.5%
High Impact Hours	thousand hours	N.A.	1.6	0.2	N.A.	(89.6%)
Region Utilization Rate	%	N.A.	70%	74%	N.A.	4 p.p.
Revenue Per Hour
Field Services	R$/h	N.A.	136.9	123.2	N.A.	(10.0%)
High Impact Emergencies	R$/h	N.A.	5,821.1	34,911.2	N.A.	499.7%
Revenue Per Hour	R$/h	N.A.	171.2	151.0	N.A.	(11.8%)
1- Adjusted for the sale of assets.

Regional Result Brazil	3Q23	2Q24	3Q24	9M23	9M24	Var. 3Q24 3Q23	Var. 3Q24 2Q24	Var. 9M24 9M23
Net Revenue	242.5	359.1	503.2	650.8	1,156.7	107.5%	40.1%	77.7%
Adjusted Net Revenue	242.5	359.1	337.6	650.8	991.1	39.2%	(6.0%)	52.3%
Gross Profit	95.3	167.0	150.1	287.4	448.8	57.5%	(10.1%)	56.2%
SG&A	(9.1)	(8.3)	(6,7)	(21.9)	(23.6)	(26.4%)	(19.3%)	7.8%
EBITDA	86.2	158.7	143.4	265.5	425.2	66.4%	(9.6%)	60.2%
Adjusted EBITDA	86.2	158.7	103.7	265.5	385.5	20.3%	(34.7%)	45.2%
EBITDA margin	35.6%	44.2%	28.5%	40.8%	36.8%	(7.1 pp)	(15.7 pp)	(4.0 pp)
Adjusted EBITDA Margin	35.5%	44.2%	30.7%	40.8%	38.9%	(4.8 pp)	(13.5 pp)	(1.9 pp)
Excluding asset sales, adjusted net revenue in Brazil grew 39.2% versus 3Q23 and fell 6.0% versus 2Q24. The region reported an adjusted margin of 30.7%, below Response's historical levels due to the higher incidence of emergency costs arising from 2Q24 and measured in the current quarter. In 9M24, the adjusted margin was more stable at 38.9%, contracting by 1.9p.p. versus 9M23 due to a higher revenue mix from field services for industries.
In the year, net revenue growth reached 52.3%, mainly due to subscription contracts and field service activities. Revenue from the mobilization of bioengineering contracts, remediation of contaminated areas, environmental monitoring programs, as well as services for port and maritime support services, readiness for oil spill containment, and tank and ship cleaning, were important in this increase.
A major emergency response was provided to protect forests threatened by fires and drought. We acted to mitigate the risk of fires that could threaten the production and biological assets of pulp and paper clients. The highest average ticket in this segment is the result of the use of helicopters with specialized and sophisticated firefighting equipment and manpower for this type of service.

7

LatAm

LatAm		3Q23	2Q24	3Q24	Var. 3Q24 3Q23	Var. 3Q24 2Q24
Subscription	R$ mm	6.8	7.3	6.2	(8.8)%	(15.1)%
Field Services	R$ mm	54.9	48.1	44.1	(19.7)%	(8.3)%
High Impact Emergencies	R$ mm	0.0	0.0	0.0	NM	NM
Gross Revenue	R$ mm	61.7	55.5	50.3	(18.5)%	(9.4)%
Hours and Labor
Workforce	# people	N.A.	844.0	840.0	N.A.	(0.5)%
Available Hours	thousand hours	N.A.	557.0	554.0	N.A.	(0.5)%
Hours Worked	thousand hours	N.A.	457.0	445.0	N.A.	(2.6)%
Field Service Hours	thousand hours	N.A.	457.0	443.0	N.A.	(3.1)%
High Impact Hours	thousand hours	N.A.	0.0	0.0	N.A.	NM
Utilization Rate	%	N.A.	0.8	0.8	N.A.	(2 p.p.)
Revenue Per Hour
Field Services	R$/h	N.A.	105.3	99.6	N.A.	(5.4)%
High Impact Emergencies	R$/h	N.A.	0.0	0.0	N.A.	N.A.
Revenue Per Hour	R$/h	N.A.	121.4	113.6	N.A.	(6.4)%

Latam Regional Result	3Q23	2Q24	3Q24	9M23	9M24	Var. 3Q24 3Q23	Var. 3Q24 2Q24	Var. 9M24 9M23
Net Revenue	50.0	46.9	45.3	146.2	133.1	(9.4)%	(3.4)%	(9.0)%
Gross Profit	14.5	10.5	9.6	30.6	28.7	(33.8)%	(8.6)%	(6.2)%
SG&A	0.0	0.0	0.0	0.0	0.0	N.A.	N.A.	N.A.
EBITDA	14.5	10.5	9.6	30.6	28.7	(33.8)%	(8.6)%	(6.2)%
EBITDA margin	29.0%	22.4%	21.2%	20.9%	21.6%	(7.8 pp)	(1.2 pp)	0.6 pp
The 9.4% decrease in net revenue in 3Q24 vs. 3Q23 is due to lower field service activity and fewer routine emergency occurrences, resulting in fewer hours worked. With the lower utilization rate and lower incidence of routine emergencies, reflected in lower field service revenue, there was a compression in 3Q23 of EBITDA margin compared to the previous year and quarter by 7.8p.p. and 1.2p.p., respectively.
The LatAm region operates with higher utilization levels due to the greater presence of outsourcing contracts in highways and mining companies, and therefore presents more stable margins in longer periods such as in 9M24, where we still observed a gain of 60 basis points in the accumulated margin for the year.

8

Europe

Europe		3Q23	2Q24	3Q24	Var. 3Q24 3Q23	Var. 3Q24 2Q24
Subscription	R$ mm	1.3	3.1	1.1	(15.4)%	(64.5)%
Field Services	R$ mm	41.5	42.2	46.7	12.5%	10.7%
High Impact Emergencies	R$ mm	0.0	5.4	26.4	NM	388.9%
Gross Revenue	R$ mm	42.8	50.7	74.2	73.4%	46.4%
Hours and Labor
Workforce	# people	N.A.	132.0	132.0	N.A.	0.0%
Available Hours	thousand hours	N.A.	87.0	87.0	N.A.	0.0%
Hours Worked	thousand hours	N.A.	64.0	59.0	N.A.	(7.8)%
Field Service Hours	thousand hours	N.A.	64.0	45.0	N.A.	(29.7)%
High Impact Hours	thousand hours	N.A.	0.3	13.5	N.A.	NM
Utilization Rate	%	N.A.	0.7	0.7	N.A.	(5 p.p.)
Revenue per hour
Field Services	R$/h	N.A.	664.4	1,031.7	N.A.	55.3%
High Impact Emergencies	R$/h	N.A.	15,989.2	1,946.3	N.A.	(87.8)%
Revenue Per Hour	R$/h	N.A.	794.0	1261.5	N.A.	58.9%

Regional result Europe	3Q23	2Q24	3Q24	9M23	9M24	Var. 3Q24 3Q23	Var. 3Q24 2Q24	Var. 9M24 9M23
Net Revenue	34.3	38.0	62.1	116.1	140.2	81.0%	63.4%	20.8%
Gross Profit	7.9	9.1	14.8	27.2	36.2	87.3%	62.6%	33.1%
SG&A	0.0	0.0	0.0	0.0	0.0	N.A.	N.A.	N.A.
EBITDA	7.9	9.1	14.8	27.2	36.2	87.3%	62.6%	33.1%
EBITDA margin	23.1%	24.1%	23.8%	23.5%	25.8%	0.7 pp	(0.3 pp)	2.3 pp
Net revenue grew 81.0% versus 3Q23 in Europe, driven by increases in field services and High Impact Emergencies. The region has increased its cross-selling capacity by selling routine emergency services and industrial cleaning and has been a reference for oil spills in international waters. This quarter, there was a major contribution to fighting fires and containing oil and fuel spills, originating from incidents in the Red Sea. Ambipar sent teams and materials from England and Brazil to respond to this human and environmental incident.
The margin grew by 70 basis points versus 3Q23 and decreased by 30 basis points versus 2Q24. In comparison with the previous quarter, we have not yet observed a relevant margin increase, despite the favorable revenue mix in the quarter, because the mobilization cost for emergency services was captured entirely in the quarter while the revenue from services still extends into 4Q24.
In 9M24, the European division has been working on the continuous integration of its operations and commercial strength, reinforcing Ambipar’s ability to provide global services.

9

North America

North America		3Q23	2Q24	3Q24	Var. 3Q24 3Q23	Var. 3Q24 2Q24
Subscription	R$ mm	24.9	25.7	31.4	26.2%	22.1%
Field Services	R$ mm	293.9	254.6	355.6	21.0%	39.7%
High Impact Emergencies	R$ mm	8.5	18.2	26.6	214.2%	45.9%
Gross Revenue	R$ mm	327.3	298.5	413.6	26.4%	38.6%

Workforce	# people	N.A.	1,271.0	1,313.0	N.A.	3.3%
Available Hours	thousand hours	N.A.	838.9	866.6	N.A.	3.3%
Hours Worked	thousand hours	N.A.	527.6	541.2	N.A.	2.6%
Field Service Hours	thousand hours	N.A.	512.7	515.0	N.A.	0.4%
High Impact Hours	thousand hours	N.A.	14.9	26.2	N.A.	76.0%
Region Utilization Rate	%	N.A.	0.6	0.6	N.A.	(0.4 p.p.)

Field Services	R$/h	N.A.	496.5	690.5	N.A.	39.1%
High Impact Emergencies	R$/h	N.A.	1,222.0	1,012.8	N.A.	(17.1)%
Revenue Per Hour	R$/h	N.A.	565.7	764.2	N.A.	35.1%

Regional result North America	3Q23	2Q24	3Q24	9M23	9M24	Var. 3Q24 3Q23	Var. 3Q24 2Q24	Var. 9M24 9M23
Net Revenue	314.3	296.5	401.0	936.3	1,001.1	27.6%	35.2%	6.9%
Gross Profit	74.9	13.6	74.8	153.4	123.7	(0.1)%	450.0%	(19.4)%
SG&A	0.0	0.0	0.0	0.0	0.0	N.A.	N.A.	N.A.
EBITDA	74.9	13.6	74.8	153.4	123.7	(0.1)%	450.0%	(19.4)%
EBITDA margin	23.8%	4.6%	18.7%	16.4%	12.4%	(5.1 pp)	14.1 pp	(4.0 pp)
Net revenue growth in North America of 27.6% versus 3Q23 reflects a positive performance mainly in the US.
After a second quarter with performance below expectations in the region, we continued with the strategy of reallocating equipment and personnel to serve different customers in Canada, in addition to focusing on ramping up bases and opening new locations in the USA.
In responding to High Impact Emergencies, cross-selling between crisis management consulting services for the shipping industry and our ability to perform field services made it possible to provide cleaning, decontamination and debris removal services in a maritime accident that has been ongoing since 2Q24.
This quarter we also obtained a legal gain of approximately US$ 4.8 million2. Excluding this effect, the region's EBITDA in the period would have been R$ 48.8 million, with a margin of 12.6%, demonstrating the good performance of the USA and the initial recovery of results in Canada.
2 FX 5.45

10

Cost breakdown

(R$ MM)	3Q23	2Q24	3Q24	9M23	9M24	Var. 3Q24 3Q23	Var. 3Q24 2Q24	Var. 9M24 9M23
Personnel	260.0	319.3	347.3	751.1	959.3	33.6%	8.8%	27.7%
Third parties	102.7	91.6	119.3	283.7	290.1	16.2%	30.2%	2.3%
Maintenance	22.7	30.9	25.7	67.2	82.9	13.4%	(16.9%)	23.2%
Travels	19.7	18.6	21.7	56.1	53.4	10.2%	16.5%	(4.8%)
Freight	1,2	1.1	2.6	3.5	4.8	117.1%	132.5%	38.0%
Rentals	-21.2	0.0	-0.2	1.3	0.0	(99.2%)	N.M.	(99.4%)
Fuel	16.1	17.7	22.9	41.5	58.9	41.8%	29.0%	42.0%
Materials	4.6	9.8	32.8	17.7	53.3	619.1%	236.3%	201.9%
Telecommunications	3.7	5.3	6.3	10.2	14.9	71.9%	20.0%	45.8%
Marketing	4.6	7.5	6.4	13.0	16.8	38.8%	(14.7%)	29.5%
Taxes	1.1	6.7	10.4	16.1	20.2	889.4%	55.7%	25.2%
Others	33.6	31.7	167.0	92.8	243.1	396.6%	426.4%	162.1%
Total Cost	448.8	540.3	762.4	1,354.0	1,797.7	69.9%	41.1%	32.8%
Adjusted Total Cost	448.8	540.3	636.4	1,354.0	1,671.7	41.8%	17.8%	23.5%
In this quarter, costs behaved in accordance with the business mix, except for Others, where costs due to fleet demobilization contributed approximately R$126M or 12% of net revenue.
Excluding the effects of demobilization, costs grew 41.8% versus 3Q23 and 17.8% versus 2Q24, exceeding revenue growth. This is partly due to the mix effect and the recognition of costs related to 2Q24 and measured in 3Q24.

11

EBITDA & Adjusted EBITDA
(R$ MM and %)
The sum of EBITDAs by region resulted in a growth of 32.4% YoY, driven by a growth in adjusted EBITDA of 10.7% and the remainder linked to the sale of assets.
We estimate that the revenue service and geography mix contributed to a lower margin.

12

Financial Results

(R$ MM)	3Q23	2Q24	3Q24	9M23	9M24	Var. 3Q24 3Q23	Var. 3Q24 2Q24	Var. 9M24 9M23
Financial Expenses	(52.8)	(103.4)	(225.3)	(149.8)	(397.6)	327.0%	(54.1%)	165.4%
Financial Income	10.4	62.4	117.4	26.8	186.8	1033.0%	(46.9%)	595.9%
Financial Results	(42.4)	(41.0)	(107.9)	(123.0)	(210.8)	154.5%	163.0%	71.4%
Non-Recurring¹	0.0	0.0	0.0	0.0	(7.1)	N.A.	N.A.	N.A.
Recurring Financial Results	(42.4)	(41.0)	(107.9)	(123.0)	(203.8)	154.5%	163.0%	65.7%
1 – Fines and fees for prepayment of loans and debentures and duplicated bond loading before debt payment in 1Q24
In 3Q24, Ambipar Response presented a negative net financial result of R$107.9 million, R$65.5 million higher than 3Q23, mainly due to the impact of foreign exchange variation.
Net Income

(R$ MM)	3Q23	2Q24	3Q24	9M23	9M24	Var. 3Q24 3Q23	Var. 3Q24 2Q24	Var. 9M24 9M23
Net Income (Loss)	53,7	89,2	19,1	33,2	141,5	(64,4%)	(78,6%)	326,8%
Net Margin	8,4%	12,0%	1,9%	1,8%	5,8%	(6,5 p.p.)	(10,2 p.p.)	(4,0 p.p.)
Non-Recurring¹	0,0	0,0	(39,7)	121,0	(32,6)	N.A	N.A	(126,9%)
Recurring Net Income	53,7	89,2	(20,5)	154,1	108,9	(138,2%)	(123,0%)	(29,3%)
Recurring Net Margin	8,4%	12,0%	(2,4%)	8,3%	4,8%	(10,8 p.p.)	(14,5 p.p.)	3,5 p.p.
Ambipar Response registered net income of R$19.1 million in 3Q24, with a net margin of 1.9%.
Compared to the same quarter of the previous year, the net margin decreased by 6.5 p.p. The lower margin is explained by higher Financial Expenses, as explained on the Financial Results section.

13

CAPITAL STRUCTURE
On September 30, 2024, financial gross debt reached the amount of R$1,257.4 million, an increase of R$9.8 million in relation to the balance as of December 31, 2023, mainly due to the 3rd issuance of debentures in the amount of R$200 million.
In addition to the indebtedness with financial institutions, Ambipar Response also has a credit line with its parent company, Ambipar Participações. This credit facility is in line with the terms of the green bond raised by the parent company in the beginning of 2024 and amounts to US$200 million. Considering this related party’s loan, the total amount of gross debt was R$2,413.2 million, an increase of R$544.7 million in comparison to December 2023, partially explained by the monetary variation on the related party’s loan. This loan has been swapped to BRL and the SWAP results are accrued as a related party asset in the balance sheet.

(R$ MM)	4Q23	3Q24
Short Term	164.0	231.8
Loans and financing	84.4	171.0
Debentures	79.7	60.8

Long Term	1,083.6	1,025.6
Loans and financing	617.5	643.6
Debentures	466.1	382.1

Short Term	13%	18%
Long Term	87%	82%

Financial Gross Debt	1,247.7	1,257.4
Related Parties	620.8	1,155.8
Total Gross Debt	1,868.5	2,413.2

Financial Gross Debt (R$ MM)	Financial charges - % p.a.	Maturity	Dec/23	Sep/24
Working capital	12.73%	June 2033	560.1	512.4
Working capital (4.131)	CDI+ 3.3%	August 2025	-	87.9
Investment financing	15.59%	August 2029	97.9	126,0
Financial leases liabilities	4.67%	August 2029	43.9	88.2
Debentures	CDI + 2.65% and 2.75%	September 2029	545.8	442.9
Total			1,247.7	1,257.4

14

Gross Debt Amortization Schedule
(R$ MM)
The debt maturity schedule has its most relevant portion in the year 2027. The related party debt, not contemplated in the above chart, has a bullet amortization in 2031.

(R$ MM)	4Q23	3Q24
Financial Gross Debt	1,247.7	1,257.4
(-) Cash and equivalents	423.3	440.9
(=) Financial Net Debt based on Covenants criteria	824.4	816.5
Pro forma annualized EBITDA¹	762.6	970.0
Financial Leverage (x)	1.08	0.84
(=) Net Debt Including Related Parties²	1,415.9	1,791.9
Pro forma annualized EBITDA¹	762.6	970.0
Financial Leverage (x)²	1.86	1.85
Adjusted annualized EBITDA¹	762.6	811.4
Adjusted Leverage (x)²	1.75	2.21
1-Calculated as the EBITDA multiplied by four. 2- Considers the amount of related parties assets and liabilities.
Considering the related parties net balance, the total amount of net debt was R$1,791.9 million an increase of R$376.0 million, mainly due to the 3rd debentures issuance and the increase of exchange and monetary variation of Related Parties.
Financial Leverage based on Covenants criteria reduced from 1.08x to 0.84x in the comparison between September 2024 and December 2023. As of 3Q24, considering Related Parties loans, the leverage decreased from 1.86x to 1.85x.

15

CAPEX

Capex Response (R$ MM)	3Q23	2Q24	3Q24	9M23	9M24	Var. 3Q24 3Q23	Var. 3Q24 2Q24	Var. 9M24 9M23
Maintenance	36.0	22.7	28.9	84.8	98.8	(19.5%)	27.3%	16.6%
%Net Revenue Response	5.6%	3.1%	2.9%	4.6%	4.1%	(2.7 pp)	(0.2 pp)	(0.5 pp)
Expansion	39.6	26.7	64.6	101.9	106.1	63.1%	141.7%	4.2%
%Net Revenue Response	6.2%	3.6%	6.4%	5.5%	4.4%	0.2 pp	2.8 pp	(1.1 pp)
Capex Response Total	75.6	49.5	93.6	186.7	205.0	23.8%	89.1%	9.8%
%Net Revenue Response	11.8%	6.7%	9.3%	10.1%	8.4%	(2.5 pp)	2.6 pp	(1.7 pp)

Regional segmentation	3Q23	2Q24	3Q24	9M23	9M24	Var. 3Q24 3Q23	Var. 3Q24 2Q24	Var. 9M24 9M23
Brazil	23.9	11.2	40.5	55.8	51.7	69.5%	260.6%	(7.3)%
Latam (ex-Brazil)	15.7	0.0	0.0	34.3	0.0	(100.0)%	NM	(100.0)%
Europe	0.0	0.7	0.9	0.3	1.8	N.A.	26.3%	500.7%
North America	0.0	14.8	23.2	11.5	52.6	N.A.	57.0%	357.3%
% CAPEX of revenue by segment
Brazil	9.9%	3.1%	8.1%	8.6%	4.5%	(1.8 pp)	4.9 pp	1.3 pp
Adjusted Brazil	9.9%	3.1%	12.0%	8.6%	5.2%	2.1 pp	8.9 pp	2.1 pp
Latam (ex-Brazil)	31.5%	0.0%	0.0%	23.5%	0.0%	(31.5 pp)	0.0 pp	0.0 pp
Europe	0.0%	1.9%	1.5%	0.3%	1.3%	1.5 pp	(0.4 pp)	(0.6 pp)
North America	0.0%	5.0%	5.8%	1.2%	5.3%	5.8 pp	0.8 pp	0.3 pp
% Adjusted NR	11.8%	6.7%	11.1%	10.1%	9.0%	(0.7 pp)	4.4 pp	(1.0 pp)
In 3Q24, the addition of fixed assets in Response was R$93.6 million, with an increase in CAPEX for expansion in Brazil and North America. In Brazil, the highlights were the acquisition of 3 new small aircraft for service in remote areas, and the acquisition of assets in mobilization of bioengineering contracts and environmental monitoring program. In North America, new vehicles were acquired in the USA to increase service capacity on the same bases.
Response's fleet and service centers can be tracked on the investor relations website through the Modeling Guide spreadsheet (link), with tracking of openings and closings of new service centers and purchase or sale of assets.
M&A Obligation Payment Schedule
(R$ MM)

16

During this quarter, the company reduced its M&A obligations by R$121.0 million. The main factor behind the reduction was the exchange of acquisition obligations for treasury shares by AMBP3, the controlling shareholder of Ambipar. The amount that was exchanged is now owed to the parent company as a related party liability.
The company has a balance of R$108.3 million accounted for payable, with a substantial portion of this amount linked to the achievement of financial and operational targets by the acquired operations.
Cash Flow

Simplified cash flow (R$ MM)	3Q23	2Q24	3Q24	9M23	9M24	Var. 3Q24 3Q23	Var. 3Q24 2Q24	Var. 9M24 9M23
Adjusted EBITDA	183.2	191.9	202.8	473.5	570.2	10.7%	5.7%	20.4%
Leasing	(43.4)	(35.6)	(42.4)	(73.2)	(109.7)	(2.4%)	19.2%	49.8%
EBITDA - Leasing	139.7	156.3	160.4	400.2	460.5	14.8%	2.6%	15.1%
Variation in Working Capital	(79.7)	(125.3)	(125.3)	(145.8)	(172.6)	57.2%	0.0%	18.4%
Taxes Paid	(6.2)	(7.1)	11.6	(18.3)	(32.5)	(287.2%)	(263.7%)	77.1%
Operating C.F.	53.9	24.0	46.7	236.1	255.5	(13.3%)	94.7%	8.2%

Capex	(75.6)	(49.5)	(93.6)	(186.7)	(205.0)	23.8%	89.1%	9.8%
Acquisition Payments	(11.6)	0.0	0.0	(36.8)	0.0	(100.0%)	N.A.	(100.0%)
C.F. from Investments	(87.2)	(49.5)	(93.6)	(223.5)	(205.0)	7.3%	89.1%	(8.3%)
C.F. Before Financing	(33.4)	(25.5)	(46.9)	12.7	50.5	40.5%	83.8%	N.M.

Equipment financing	21.6	42.9	73.0	26.1	164.9	238.8%	70.1%	530.7%
Debt Issued	29.3	41.0	230.6	68.1	324.5	688.1%	463.0%	376.8%
Related Parties	18.4	15.8	(197.0)	122.9	228.3	N.M.	N.M.	85.8%
Debt Amortization	(133.8)	(14.9)	(179.4)	(197.8)	(529.5)	34.1%	1,102.5%	167.7%
M&A Obligations	(49.1)	(33.4)	(34.3)	(114.0)	(171.6)	(30.2%)	2.6%	50.5%
Net Interest Paid³	(75.6)	(38.9)	(78.1)	(157.8)	(203.8)	3.3%	100.7%	29.1%
Issuance Costs and Fines	0.0	0.0	(2.5)	0.0	(9.5)	N.A.	N.A.	N.A.
Exchange rate variation	61.3	21.4	33.0	(8.3)	51.9	(46.1%)	54.6%	(726.7%)
Financing C.F.	(128.0)	33.8	(154.7)	(260.8)	(144.8)	20.9%	N.M.	(44.5%)
Recurring Financing C.F.	(128.0)	33.8	(152.2)	(260.8)	(135.3)	18.9%	N.M.	(48.1%)
²exclude issuance costs and fees
³ interest paid, financial income and other
Dividends	(8.8)	(5.5)	(42.4)	(56.7)	(46.7)	(381.3%)	670.1%	(17.6%)
Net Capital Increase	0.0	0.0	0.0	577.7	0.0	N.A.	N.A.	(100.0%)
Asset Sales	0.0	0.0	165.6	0.0	165.6	N.A.	N.A.	N.A.
Other	(18.7)	13.7	(30.4)	(33.5)	(7.1)	63.0%	(321.7%)	(78.9%)
Cash Variation	(188.8)	16.6	(108.6)	239.3	17.6	N.A.	N.A.	N.A.
The company is gradually increasing its cash flow generation, focused on operating cash flow growth and modulating investments to fund a substantial portion of its growth through operating cash flow.

17

Annexes
•Balance Sheet
•Income Statement
•Cash flow
•Reconciliation of Non-GAAP Measures
BALANCE SHEET

ASSETS (R$ thousand)	Dec. 31, 2023	Sep. 30, 2024
Cash and cash equivalents	423,266	440,908
Trade and other receivables	803,523	908,309
Current income tax and social contribution recoverable	14,143	18,723
Other taxes recoverable	63,955	95,226
Prepaid expenses	32,239	46,553
Advances to suppliers	23,125	30,529
Inventories	34,159	74,612
Other accounts equivalents	45,814	47,043
Total current assets	1,440,224	1,661,903
Trade and other receivables, net	3,485	3,852
Related parties loans	29,322	180,377
Non-current income tax and social contribution recoverable	1,472	19,983
Non-current other taxes recoverable	857	1,899
Deferred taxes	28,800	23,505
Judicial deposits	631	605
Other accounts receivable	32,245	30,694
Property, plant and equipment	787,561	873,229
Right of use	88,737	371,094
Goodwill	1,537,135	1,671,730
Intangible assets	358,703	370,702
Total Non-current assets	2,868,948	3,547,670
Total assets	4,309,172	5,209,573

18

BALANCE SHEET (continued)

LIABILITIES AND SHAREHOLDERS EQUITY (R$ thousand)	Dec. 31, 2023	Sep. 30, 2024
Loans and financing	84,369	170,954
Debentures	79,677	60,834
Trade and other payables	184,618	173,778
Labor obligations	82,768	98,239
Dividends Payable	57,364	12,268
Current income tax and social contribution payable	21,684	8,812
Other tax payable	51,459	56,831
Obligations from acquisition of investment	183,825	94,412
Lease liabilities	22,620	28,874
Lease liabilities – fleet	-	69,599
Other bills to pay	34,638	29,811
Total current liabilities	803,022	804,412

Loans and financing	617,533	643,567
Debentures	466,073	382,070
Other taxes payable	8,638	10,507
Related parties loans	620,842	1,155,784
Deferred income tax and social contribution	187,784	228,513
Obligations from acquisition of investment	168,926	13,875
Provision for contingencies	393	377
Lease liabilities	34,860	50,316
Lease liabilities – fleet	-	180,174
Warrant and Earn-out	30,753	28,649
Other bills to pay	13,551	14,131
Total Non-current liabilities	2,149,353	2,707,963

Capital	1,443,109	1,443,108
Capital transactions	(91,232)	(109,305)
Accumulated translation adjustment	(216,341)	(10,132)
Retained earnings	(62,477)	16,550
Equity attributable to owners of the group	1,073,059	1,340,221
Non-controlling interest	283,738	356,977
Total Equity	1,356,797	1,697,198

Total shareholders' equity and liabilities	4,309,172	5,209,573

19

INCOME STATEMENT

Income Statement	9M24	9M23
Net revenue	2,431,178	1,849,431
Cost of services rendered	(2,017,589)	(1,496,686)
Gross Profit	413,589	352,745

Selling, general and administrative	(23,575)	(21,925)
Other income, net expenses	9,012	(103,887)
Operating (expenses)/revenues	(14,563)	(125,812)

Operating profit	399,026	226,933

Financial expenses	(397,604)	(149,834)
Financial income	186,774	26,838
Net financial result	(210,830)	(122,996)

Net income before income tax and social contribution	188,196	103,937
Current income tax and social contribution	(34,852)	(63,553)
Deferred income tax and social contribution	(11,821)	(7,223)
Profit (loss) for the period	141,523	33,161

Attributable to
Controlling interest	79,026	(32,022)
Non-controlling interest	62,497	65,183

Number of shares at period end	55,429,851	55,429,851
Earnings per share (basic) at the end of the year - in R$	2.55	0.33
Earnings per share (diluted) at the end of the year – in R$	1.98	0.29

20

CASH FLOW

BRL thousand	9M23	9M24
Profit (loss) for the period	33,161	141,523
Adjustments to reconcile income to cash from (applied to) operations:
Depreciation and amortization	124,673	210,830
Expected credit losses	(216)	2,072
Residual value of written-off property, plant and equipment and intangible assets	16,313	75,272
Provision for contingencies	(232)	(16)
Income tax and social contribution - Deferred	7,223	11,821
reversal of obligations due to investment acquisition	-	(5,242)
Interest on loans and financing, debentures, leases and exchange rate variation	121,686	194,382
Amortization of fees on loans, financing, and debentures	-	10,759
SWAP Result - Green Bonds	-	(3,296)

Changes in assets and liabilities:
Accounts receivable	(54,429)	(42,463)
Recoverable taxes	(20,455)	(51,215)
Prepaid expenses	4,606	(12,261)
Advances to suppliers	(2,747)	(7,311)
Inventories	(8,534)	(38,219)
Other accounts receivable	(6,883)	6,492
Suppliers	(42,424)	(54,785)
Salaries and social security charges	(28,646)	11,888
Taxes payable	16,925	24,053
Other accounts payable	(3,183)	(8,772)

Cash generated from operating activities	156,838	465,512
Interest paid on loans and financing	(44,483)	(53,997)
Interest paid on debentures	(94,549)	(58,546)
Interest paid on leases	(2,392)	(2,524)
Fines on debenture payments	-	(7,066)
Income tax and social contribution	(18,330)	(32,457)
Cash from (invested in) operations	(2,916)	310,922

Cash flow from investing activities
Cash spent on companies' acquisitions; net of cash received	(36,813)	-
Payment of obligations from acquisition of investments	(114,034)	(171,585)
Acquisition of property, plant and equipment and intangible assets	(163,808)	(40,629)
Net cash used in investing activities	(314,655)	(212,214)

Cash flow from financing activities
Attributed to shareholders
Profit distribution - prior periods	(56,689)	(46,735)
Increase in minority interest	699,532	-

Attributed to financing
Related parties	122,897	228,363
Lease payments - Principal	(70,850)	(107,158)
Proceeds from loans and financing	68,050	124,493
Collection of fees for loans and debentures	-	200,000
Funding of debentures	-	(2,456)
Payments of loans and financing - Principal	(141,863)	(249,867)
Payments of debentures - Principal	(55,917)	(279,582)
Net cash generated from financing activities	565,160	(132,942)

Increase (decrease) in cash and cash equivalents	247,589	(34,234)
Attributed to financing
Exchange rate change in cash and cash equivalents	(8,277)	51,876
Cash and cash equivalents at the beginning of the period	271,607	423,266
Cash and cash equivalents at the end of the period	510,919	440,908

21

Reconciliation of Non-GAAP Measures
Reconciliation of our Loans and Financings and Debentures to Total Gross Debt, Financial Net Debt based on Covenants, Net Debt Including Related Parties and Financial Leverage, Financial Leverage including Related Parties

(R$ MM)	4Q23	3Q24
(+) Short Term Loans and financing	84.4	171.0
(+) Short Term Debentures	79.7	60.8
(+) Long Term Loans and financing	617.5	643.6
(+) Long Term Debentures	466.1	382.1
Financial Gross Debt	1,247.7	1,257.4
(-) Cash and equivalents	423.3	440.9
(=) Financial Net Debt based on Covenants	824.4	816.5
(/) Pro forma annualized EBITDA(1)	762.6	970.0
Financial Leverage (x)	1.08	0.84

Financial Gross Debt	1,247.7	1,257.4
(+) Related Parties Loans	620.8	1,155.8
Total Gross Debt	1,868.5	2,413.2
(-) Cash and equivalents	423.3	440.9
(-) Related Parties Assets	29.3	180.4
(=) Net Debt Including Related Parties	1,415.9	1,791.9
(/) Pro forma annualized EBITDA(1)	762.6	970.0
Financial Leverage Including Related Parties (x)	1.86	1.85
1- Calculated as the EBITDA multiplied by four.
EBITDA and EBITDA Margin Reconciliation

(R$ MM)	3Q23	3Q24	9M23	9M24
Profit for period	53.7	19.1	33.2	141.5
(+) Income tax and social contribution	(35.5)	(31.7)	(70.8)	(46.7)
(+) Financial Results	(42.4)	(107.9)	(123.0)	(210.8)
(+) Depreciation and amortization expenses	(51.6)	(83.8)	(124.7)	(210.8)
(+) NYSE American Listing expenses	-	-	(121.9)	-
EBITDA (a)	183.2	242.5	473.5	609.9
Net revenue (b)	641.1	1,011.6	1,849.4	2,431.2
EBITDA Margin (a)/(b)	28.6%	24.0%	25.6%	25.1%

22